SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83587F202

(CUSIP Number)

Cambridge Equities, LP

Attn: Charles Kenworthy

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202	SCHEDULE 13D/A	PAGE 2 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,224,138 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,224,138 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,138 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN

* See Instructions

CUSIP No. 83587F202	SCHEDULE 13D/A	PAGE 3 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cambridge Equities, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,224,138 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,224,138 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,138 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN

* See Instructions

CUSIP No. 83587F202	SCHEDULE 13D/A	PAGE 4 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MP 13 Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,224,138 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,224,138 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,138 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO

* See Instructions

CUSIP No. 83587F202	SCHEDULE 13D/A	PAGE 5 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chan Soon-Shiong Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO

* See Instructions

CUSIP No. 83587F202	SCHEDULE 13D/A	PAGE 6 OF 10 PAGES

This Amendment No. 3 amends and supplements the Schedule 13D (as so amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2014, by certain of the Reporting Persons (as defined below) with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”), as amended by (i) Amendment No. 1 thereto, filed with the SEC on December 21, 2015, and (ii) Amendment No. 2 thereto, filed with the SEC on June 28, 2016, by Dr. Patrick Soon-Shiong, a natural person and citizen of the United States, Cambridge Equities, LP, a limited partnership organized under the laws of the State of Delaware (“Cambridge Equities”), MP 13 Ventures, LLC, a limited liability company organized under the laws of the State of Delaware (“MP 13 Ventures”), and the Chan Soon-Shiong Family Foundation, an exempt corporation organized under the laws of the State of Delaware (the “Foundation” and, together with Dr. Soon-Shiong, Cambridge Equities, and MP 13 Ventures, the “Reporting Persons”).

The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 3) shall not be construed to be an admission by any person that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended. As set forth below, as a result of the transactions described herein, on or before July 7, 2016 each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 3 represents the final amendment to this Schedule 13D and constitutes an exit filing for each of the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	The Foundation ceased to own any Common Stock and ceased to have any power to vote or direct the vote, or any power to dispose or direct the disposition, of any shares of Common Stock as of July 7, 2016.(1)

Cambridge Equities beneficially owns, that certain warrant (the “Warrant”), with an initial exercise date of December 14, 2014, exercisable for 1,224,138 shares of Common Stock (the “Warrant Shares”) at an exercise price of $5.80 per share, representing approximately 1.8% of the outstanding Common Stock of the Company, after giving effect to the issuance of the Warrant Shares.

MP 13 does not directly own any Common Stock. As the general partner of Cambridge Equities, however, MP 13 may be deemed to beneficially own all Common Stock beneficially owned by Cambridge Equities. Accordingly, MP 13 may be deemed to beneficially own, in the aggregate, 1,224,138 shares of Common Stock, representing approximately 1.8% of the outstanding Common Stock of the Company, after giving effect to the issuance of the Warrant Shares.

Dr. Soon-Shiong ceased to directly own any Common Stock as of June 14, 2016. Dr. Soon-Shiong had previously donated 720,174 shares of Common Stock directly owned by him to the Foundation on July 28, 2015. Dr. Soon-Shiong may be deemed to control each of Cambridge Equities, MP 13 and the Foundation and thus may be deemed to beneficially own all Common Stock beneficially owned by each of Cambridge Equities, MP 13 and the Foundation. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 1,224,138 shares of Common Stock, representing approximately 1.8% of the outstanding Common Stock of the Company.

[1]	All calculations of percentage ownership in this Schedule 13D are based on 65,491,378 shares of Common Stock outstanding as of June 7, 2016, as reported in the Schedule 14A filed by the Company with the SEC on June 8, 2016. The number of shares of Common Stock reported here as being beneficially owned by the Reporting Persons or as may be deemed to be beneficially owned by the Reporting Persons include all of the Warrant Shares.

CUSIP No. 83587F202	SCHEDULE 13D/A	PAGE 7 OF 10 PAGES

Cambridge Equities has the sole power to vote and direct the disposition of the Warrant and any Warrant Shares issued upon the exercise of the Warrant, except to the extent Cambridge Equities may be deemed to share such power with MP 13 and Dr. Soon-Shiong by virtue of their respective control over Cambridge Equities.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. The joint filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is part of a “group” (as defined in Section 13(d)(3) of the Exchange Act) with each other.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	On June 29, 2016, the Foundation sold 3,400 shares of Common Stock on the open market at a weighted average price of $5.819 per share.

As more fully described in Item 6 below, on July 7, 2016, the Foundation sold 7,878,098 shares of Common Stock to the Company in a privately negotiated transaction. Item 6 is hereby incorporated by reference in this Item 5(c).

Item 5(e) of this Schedule 13D is hereby amended to include the following information:

(e)	As of July 7, 2016, each of the Reporting Persons ceased to be (or ceased to may be deemed to be) a beneficial owner of more than five percent of the Common Stock. Neither Cambridge Equities nor MP 13 has been a beneficial owner of more than five percent of the Common Stock since July 24, 2015. The filing of this Amendment No. 3 represents the final amendment to this Schedule 13D and constitutes an exit filing for each of the Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended to include the following information:

On June 30, 2016, the Foundation and Cambridge Equities entered into an agreement with the Company (the “Agreement”), pursuant to which (i) the Foundation agreed to sell and transfer to the Company, and the Company agreed to accept, 7,878,098 shares of Common Stock, (ii) Cambridge Equities agreed to surrender and forfeit the right to exercise 500,000 Warrant Shares, (iii) the Company agreed to sell and transfer to the Foundation, and the Foundation agreed to accept, 5,618,326 shares of common stock, par value $0.0001 per share of NantKwest, Inc., and (iv) the Company agreed to transfer to the Foundation an aggregate cash amount of $15,639,071.95. The consummation of the transactions contemplated by the Agreement (the “Transactions”) occurred on July 7, 2016. As a result of the Transactions, the Company re-issued the Warrant to Cambridge Equities to reflect an aggregate amount of Warrant Shares of 1,224,138.

The foregoing references to and description of the Agreement do not purport to be complete and are subject, and are qualified in their entirety by reference, to the full text of the Agreement, which is incorporated by reference in this Item 6.

CUSIP No. 83587F202	SCHEDULE 13D/A	PAGE 8 OF 10 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

7	Agreement, dated as of June 30, 2016, among Sorrento Therapeutics, Inc., the Chan Soon-Shiong Family Foundation, and Cambridge Equities, LP (filed herewith).

CUSIP No. 83587F202	SCHEDULE 13D/A	PAGE 9 OF 10 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016

CAMBRIDGE EQUITIES, LP

By:	MP 13 Ventures, LLC, its General Partner
By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

CHAN SOON-SHIONG FAMILY FOUNDATION

By:	/s/ Charles Kenworthy
Its:	Executive Vice President

CUSIP No. 83587F202	SCHEDULE 13D/A	PAGE 10 OF 10 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 24, 2014, between Cambridge Equities, LP, MP 13 Ventures, LLC and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 1 to the Schedule 13D filed on December 24, 2014).

2	Securities Purchase Agreement, dated as of December 14, 2014, between Cambridge Equities, LP and Sorrento Therapeutics, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed on December 24, 2014).

3	First Amendment to Securities Purchase Agreement, dated as of December 22, 2014, between Cambridge Equities, LP and Sorrento Therapeutics, Inc. (incorporated by reference to Exhibit 3 to the Schedule 13D filed on December 24, 2014).

4	Common Stock Purchase Warrant, dated as of December 22, 2014, issued by Sorrento Therapeutics, Inc. to Cambridge Equities, LP (incorporated by reference to Exhibit 4 to the Schedule 13D filed on December 24, 2014).

5	Joint Filing Agreement, dated as of December 21, 2015, among the Chan Soon-Shiong Family Foundation, Cambridge Equities, LP, MP 13 Ventures, LLC and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D filed on December 21, 2015).

6	Certification and Agreement, dated as of December 17, 2015 by and among Sorrento Therapeutics, Inc., Dr. Patrick Soon-Shiong, Cambridge Equities, LP, MP 13 Ventures, LLC and the Chan Soon-Shiong Family Foundation (incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D filed on December 21, 2015).

7	Agreement, dated as of June 30, 2016, among Sorrento Therapeutics, Inc., the Chan Soon-Shiong Family Foundation, and Cambridge Equities, LP (filed herewith).